                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: AGCOM DECISION IN CONTRAST WITH EU GUIDELINES, UNFAVOURABLE TO THE DEVELOPMENT OF THE NGAN NETWORK

Rome, 11 July 2013

The proposal for a reduction in wholesale access fees for the copper network (Local loop Unbundling services, bitstream naked, shared bitstream and Wholesale Line Rental), about which the Italian Communications Authority (AGCOM) Board today decided to inform the European Commission, has elements clearly in contrast with the European framework.

The AGCOM proposal stands in contrast to a strategy that, in recent years, has led to an alignment of the LLU fee of Telecom Italia to the weighted average of the major European countries (Germany, France, Spain and the UK), currently 9.29€/month. The proposal is, furthermore, completely contrary to European Commission Guidelines, which call for stability of the LLU fees, as well as the trends in the major Member States, whose Authorities have recently approved increased 2013 LLU fees compared to 2012 (Germany, France and Spain) or unchanged (United Kingdom).

AGCOM's decision will have to be examined by the European Commission to which the Company reserves the right to make its observations and if the decision is confirmed Telecom Italia will apply to the competent courts.

The reduction in copper access fees is in contrast with the Recommendation proposal of Commissioner Kroes which was given the green light today by the Member States convened in the COCOM (Communications Committee) and risks compromising the development of the new fibre networks.

Telecom Italia therefore hopes, that also in light of the opinion that will be communicated by the European Commission, AGCOM may reconsider its assessments of the 2013 access fees, safeguarding both competitive dynamics and incentives to invest in new fiber networks.

Telecom also feels that a proper balance between competition and investment, in line with the EU guidelines, must be at the basis of current market analysis to define copper and fiber access fees for the years 2014 - 2016, in which the pro competitive effects of the separation of the Telecom Italia access network, will be evaluated.

At this stage Italy needs both a commitment by the whole industry and regulatory policies, which, while safeguarding the existing competitive and employment market structures, will promote the acceleration of investment in new fiber networks needed to allow the country to reach the 2020 ultra broadband development goals of the Digital Agenda that represent, in the current situation, one of the main factors of economic growth and the creation of new jobs.

If today's measures by the Authority should be confirmed, the economic-financial impact on the Company would amount to about 110 million euros on an annual basis with respect to 2012.

The decision will have a material impact on Telecom Italia's accounts which will have to be assessed by the Board of Directors both with regards the impact on investment plans and the course of the access network spin-off; a project whose validity is confirmed, also in light of EU guidelines, but which the AGCOM decision puts at great risk.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the three months ended March 31, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2013-2015 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      July 11th, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager